Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

October 10, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms.	Erin Purnell

Mr. Michael Clampitt

Mr. David Irving

Mr. Gus Rodriguez

Re:	Oportun Financial Corporation

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted September 21, 2018

CIK No. 0001538716

Ladies and Gentleman:

On behalf of Oportun Financial Corporation (“Oportun” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2018 (the “Comment Letter”) with respect to the Company’s confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on September 21, 2018 (the “Amended Registration Statement”).

In response to the Comment Letter, the Company has revised the Amended Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Second Amended Registration Statement”) with this response letter. We are providing the Staff a courtesy copy of the Second Amended Registration Statement and a marked version showing changes from the Amended Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated herein for convenience in italicized type, followed by the Company’s response. Page references in the responses herein correspond to the page numbers in the Second Amended Registration Statement.

Amended Draft Registration Statement on Form S-1

Selected Consolidated Financial Data

Non-GAAP Financial Measures, page 77

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October 10, 2018

Page Two

1.

You refer to interest income, net of charge-offs, as “risk adjusted revenue.” Please provide non-GAAP financial disclosures for this financial metric. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 8, 83, 124, 128 and 130 of the Second Amended Registration Statement, to remove references to risk-adjusted revenue and to clarify that the Company is referring to operating metrics with respect to customer retention, not non-GAAP financial measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Understanding an Oportun loan, page 85

2.

We note your response to comment 11 in our letter dated August 10, 2018. We also note your risk factor disclosure on page 29 that in order for you to maintain or improve your operating results, it is important that you continue to extend loans to returning customers who have successfully repaid their previous loans and your disclosure under Our Business Model on page 127 that your returning customers experience a lower default rate. Given that loans to returning customers comprised 79% of your owned principal balance outstanding as of June 30, 2018, please tell us how the requested credit metrics (net charge-off rate, past due loan receivables delinquency status, ALLL, etc.) for returning customers versus new customers does not provide any basis for a potential investor to adequately evaluate and understand your business. Please also reconcile how you do not believe this information is material to an investor, but yet could cause competitive harm to the Company.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that net charge-off rate and past due loan receivables delinquency status broken out by new or returning customers do not provide a basis to help a potential investor to adequately evaluate and understand the Company’s business. Returning customers have remained a consistent percentage of the total owned loan portfolio over the last three and one-half years. As of December 31, 2015, December 31, 2016, December 31, 2017 and June 30, 2018, returning customers comprised 75%, 76%, 78% and 79%, respectively, of the Company’s owned principal balance outstanding at the end of each period and the Company has revised the disclosure on page 87 of the Second Amended Registration Statement to reflect these percentages. The Company manages its loan losses only on an aggregate basis, while optimizing for originations volume, which is the primary driver of revenue. Therefore, the Company believes that the credit metrics of its total loan portfolio are most useful on a year-over-year comparison basis. Due to the fact that the Company does not manage loan losses on a new versus returning customer basis, a year-over-year comparison of credit metrics on such basis may be misinterpreted.

In addition, the Company respectfully advises the Staff that it does not maintain a separate allowance for loan losses for its new and returning customers and only maintains an allowance for loan losses on an aggregate basis. Following the Company’s election of the fair value option for its loans held for investment originated on or after January 1, 2018, the Company only maintains an allowance for loan losses with respect to those loans held for investment originated before January 1, 2018. The fact that a customer is new or returning is only one of many factors evaluated by the Company’s lending model and the Company does not consider whether a customer is a new customer or a returning customer as a key factor in determining the loan loss allowance. By providing a credit metric for which management does not maintain a separate loan loss allowance, the Company would be providing a metric to investors which management does not use itself to manage the business, and the Company believes that could be misinterpreted. For the reasons stated above, the Company does not believe this information would be material to an investor’s understanding of the Company’s business when compared to the disclosures as to the Company’s operating performance in the Second Amended Registration Statement.

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October 10, 2018

Page Three

Critical Accounting Policies and Significant Judgments and Estimates Fair Value of Loans Held for Investment, page 117

3.

Please revise your next amendment to include the disclosure requirements in ASC 820-10-50-2(f) related to your loans that are fair valued. Refer to ASC 820-10-55-105 for more specific disclosure recommendations. Please also revise your disclosures under ‘Results of Operations’ in MD&A to provide a more fulsome discussion and analysis of the net changes in fair value as a result of the fair value option on your loans, including the impact on your customer acquisition costs, for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88, 99, 118 and F-49 of the Second Amended Registration Statement to include the disclosure requirements in ASC 820-10-50-2(f) related to the Company’s Fair Value Loans. Specifically, taking into account ASC 820-10-55-105 for more specific disclosure requirements regarding the Company’s valuation processes, the Company has supplementally revised its Critical Accounting Policies section on page 118 to include the specific disclosure requirements relating to the Company’s valuation processes. In addition, the Company has revised the disclosure under “Results of Operations” on page 99 to provide a more fulsome discussion and analysis of the net changes in fair value as a result of the election of the fair value option for Fair Value Loans, which describes the impact of the initial write-up of the Company’s loans to fair value and the impact from the change in market rates and future expected losses due to charge-offs, as well as the fair value adjustment for its Fair Value Notes. In addition, on page 88, the Company has included the impact on customer acquisition cost for the periods presented, which is the $2.3 million of direct loan origination expenses. This amount is no longer deferred due to the Company’s election of the fair value option, and is being expensed to sales and marketing and outsourcing and professional fees.

Critical Accounting Policies and Significant Judgments and Estimates Allowance for Loan Losses, page 117

4.

We note your response to comment 12 from our letter dated August 10, 2018. Please tell us the following regarding the removal of number of months on book as a key factor to measure the likelihood of a credit loss:

•	Why number of months on book was included as a key factor in the DRS filed July 18, 2018;

•	When number of months on book ceased to be used as a key factor to measure the likelihood of a credit loss; and

•	What changed that ceased your reliance on number of months on book as a key factor to measure the likelihood of a credit loss.

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that as the Company’s credit models have evolved over time, the amount and types of data considered by the models has increased and this refinement of the credit models has allowed the Company to predict with improved accuracy the performance of its loans. To determine whether the Company should

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October 10, 2018

Page Four

consider number of months on book as a key factor to measure the likelihood of credit loss, in July 2018, in parallel with its standard forecasting of the likelihood of credit loss, the Company also forecasted such credit losses solely using delinquency status and without using months on book as a factor, and determined that it was able to accurately predict losses with immaterial variance from the forecast using months on book as a factor. Given the results of such analysis, management concluded that it was appropriate for months on book to no longer be considered a key factor. Accordingly, the Company has determined to consider months on book as a less significant factor since the time of the submission of the DRS on July 18, 2018.

Business Our Competition, page 137

5.

We note your revised disclosure on page 138 stating that “[g]enerally, competitors targeting borrowers with limited or no credit history are not pursuing responsible lending models”. Please revise to indicate that this statement is your opinion, or provide support.

In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Second Amended Registration Statement.

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Cooley LLP 3175  Hanover Street  Palo Alto, CA  94304-1130

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October 10, 2018

Page Five

Please contact me at (650) 843-5049, Rob Phillips at (415) 693-2020 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Joan Aristei, Oportun Financial Corporation

Kathleen Layton, Oportun Financial Corporation

Robert Phillips, Cooley LLP

Calise Cheng, Cooley LLP

Richard Kline, Goodwin Procter LLP

An-Yen Hu, Goodwin Procter LLP

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com